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                SUBURBAN FEDERAL SAVINGS, A FEDERAL SAVINGS BANK
                      CASH OR DEFERRED PROFIT SHARING PLAN



                                    CONTENTS


                                                                     Pages

Independent Auditors' Report.............................................  1


Financial Statements for the year ended
     December 31, 1996 and 1995:


Statement of Net Assets Available for Plan Benefits......................  2


Statement of Changes in Net Assets Available
     for Plan Benefits.................................................... 3


Notes to Financial Statements............................................ 4-6









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                          INDEPENDENT AUDITORS' REPORT


To the Trustees of
Suburban Federal Savings, A Federal Savings Bank
     Cash or Deferred Profit Sharing Plan
Flossmoor, Illinois

     We have audited the accompanying statements of net assets available for plan benefits of Suburban Federal Savings, A Federal Savings Bank Cash or Deferred Profit Sharing Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     As disclosed in note 3 to the financial statements, the Plan records its stock investment at current fair value whereas generally accepted accounting principles require that this investment be carried at the lower of cost or fair value. The effect of such departure on the financial statements is to overstate net assets available for Plan benefits at December 31, 1996 and 1995 by $484,275 and $383,960 respectively.

     In our opinion, except as noted above, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.



                                                 [SIGNATURE]

March 25, 1997
Hickory Hills, Illinois
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                SUBURBAN FEDERAL SAVINGS, A FEDERAL SAVINGS BANK
                      CASH OR DEFERRED PROFIT SHARING PLAN

                     Statement of Net Assets Available for
                                 Plan Benefits

                                                                                December 31,
                                                                          ----------------------
                                                                             1996        1995
                                                                           --------     -------
Assets:
     Certificates of deposit held
     by Suburban Federal Savings, A Federal
     Savings Bank (note 2)                                              $   400,383     335,525
     Stock investment in SuburbFed Financial Corp (note 3)                  965,447     799,887
     Mutual fund investments (note 4)                                       292,225     218,217
     Life insurance and annuity contracts                                     9,953      61,421
     Money market fund in brokerage accounts                                 57,983         -
                                                                           --------     -------
     Total investments                                                    1,725,991   1,415,050
                                                                           --------     -------

     Receivables:
     Employer contributions                                                   8,931       7,431
     Employee contributions                                                     -         3,046
     Loans to participants                                                    2,582         -
     Due from third party administrator                                      15,700         -
     Dividends                                                                4,065       3,878
     Other                                                                      597         -
                                                                           --------     -------
     Total receivables                                                       31,875      14,355
                                                                           --------     -------
Net assets available for plan benefits                                  $ 1,757,866   1,429,405
                                                                          =========   =========





See notes to financial statements.

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                SUBURBAN FEDERAL SAVINGS, A FEDERAL SAVINGS BANK
                      CASH OR DEFERRED PROFIT SHARING PLAN

                       Statement of Changes in Net Assets
                          Available for Plan Benefits


                                                                 Years Ended December 31,
                                                                --------------------------
                                                                     1996        1995
                                                                   --------    --------
Increase in net assets attributed to:
     Employee contributions                                     $   169,539     158,788
     Employer matching contributions, net of
     forfeitures                                                     30,240      29,735
     Income from investments                                        101,029      56,357
     Market appreciation                                            100,315     133,765
                                                                   --------    --------
     Total additions                                                401,123     378,645
                                                                   --------    --------
Deductions from net assets attributed to:
     Participant withdrawals                                         72,662      39,561
                                                                   --------    --------
     Total deductions                                                72,662      39,561
                                                                   --------    --------
Net increase in net assets during the year                          328,461     339,084

Net assets available for plan benefits:
     Beginning of year                                            1,429,405   1,090,321
                                                                  ---------   ---------
     End of year                                                $ 1,757,866   1,429,405
                                                                  =========   =========





See notes to financial statements.

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                SUBURBAN FEDERAL SAVINGS, A FEDERAL SAVINGS BANK
                      CASH OR DEFERRED PROFIT SHARING PLAN

                         Notes to Financial Statements



1.   Description of the Plan

  The following description of the Suburban Federal Savings, A Federal Savings Bank Cash and Deferred Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

  General

  The Plan, which was established January 1, 1989 as amended and restated January 1, 1994, is a defined contribution plan in which essentially all employees of Suburban Federal Savings, A Federal Savings Bank (the "Bank") may participate after meeting certain age and service requirements. The Plan is intended to qualify as a salary reduction plan under Section 401(k) of the Internal Revenue Code (the Code).

  Contributions

  The Bank contributes and allocates to each participant's account the amount withheld from each participant's compensation ("employee contributions") pursuant to his or her elective deferral agreement and within a range specified by the Plan. The Bank matches contributions to the Plan in an amount equal to 50 percent of each employee's contributions up to a specified percentage of the deferred contribution. Subsequent to the Bank's conversion from a mutual to a stock form of ownership, employees eligible under the stock option plan who contribute to the 401(k) are no longer eligible for the Bank's matching of their contributions. Contribution limitations may be placed on deferred deposits of highly compensated employees (as defined in the Plan document and amendments) to ensure that no prohibited discrimination takes place under the Code.

  Participant Accounts

  Each participant's account is credited with the participant's contribution, the Bank's matching contribution and an allocation of Plan earnings. Plan earnings from each investment are allocated to participants based on their proportionate share of total assets in that investment.

  Vesting

  Participants immediately vest in their employee contributions and the interest thereon. Vesting in the employer matching contributions and interest thereon is based on years of continuous service. A participant is 100 percent vested after seven years of credited service.

  Payment of Benefits

  Payment of benefits to a participant who terminates employment may be made in a lump sum or rolled into another qualified plan. A participant also may elect to defer distribution of his or her account until attaining age 70 1/2.

  Payment of benefits to the beneficiary of a deceased participant may also be made in the form of a lump sum payment or rolled into another qualified plan.


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Loans to Participants

  Under the Plan, participants may borrow one-half of their vested account balance up to a maximum of $50,000. The interest rate charged the participant is fixed at the time of the loan at comparable interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. When a loan is made, the amount borrowed is transferred from the participant's deposit account to the participant's loan account. Loan repayments, including interest, are immediately invested in the participant's deposit account.

  Administrative Expenses

  All administrative expenses pertaining to the operation of the Plan for the years ended December 31, 1996 and 1995 were paid by the Bank. Also, all administrative, legal, and accounting services were performed by Bank personnel on behalf of the Plan and no charges were made to the Plan for these services.

2. Certificates of deposit are valued at the principal amount which approximates market. Funds are deposited in two certificates of deposit at the Bank which are separately designated as employee and employer contributions. The certificates of deposit earn market rates of interest which are determined annually in November by the Bank's Board of Directors. The rate earned for the 1996 and 1995 plan years were 5.90% and 6.25% respectively. The Plan's investment in certificates of deposit is managed by the trustees of the Plan.


3. In conjunction with the Bank's conversion from a mutual to a stock form of ownership, the Plan utilized funds from the certificate of deposit accounts to purchase stock in SuburbFed Financial Corp., the Bank's Holding Company (the "Company"). At the date of conversion, the Plan purchased, 38,776 shares of stock at $10 per share for participants indicating a desire to purchase stock in the Company. Additional employee contributions and cash dividends are utilized to purchase additional shares on a regular basis. At December 31, 1996 and 1995, the Plan was the beneficial owner of 50,813 and 48,478 shares respectively. The fair value of this stock at December 31, 1996 was $19.00 per share, or $965,447 as compared to $16.50 per share, or $799,887 at December 31, 1995. Total return on an investment in the Company's stock for the years ended December 31, 1996 and 1995 amounted to approximately 17% and 31% respectively.

  This investment is recorded at fair value. Recording this investment at fair value has resulted in a market appreciation of net assets available for plan benefits of $100,315 and $133,765 for the years ended December 31, 1996 and 1995.



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4.   Mutual fund investments of the Plan are carried at fair value which approximates cost.  These investments are comprised of the following:

                                                                December 31,
                                                            -------------------
                                                            1996        1995
                                                         --------     ---------
     Oppenheimer U.S. Government Trust                  $    -            7,085
     MFS Lifetime Capital Growth Fund                        -           31,867
     MFS High Income Fund                                    -              526
     MFS Government Mortgage Fund                            -              515
     AIM Constellation Fund                                48,767        30,312
     AIM Utilities Fund                                    18,539        13,458
     AIM Value Fund                                        26,270        18,183
     Fidelity Advisor Income and Growth Fund               38,393        30,147
     Fidelity Advisor Growth Opportunities Fund           132,487        66,984
     Fidelity Advisor High Yield Fund                      27,769        19,140
                                                         --------     ---------
                                                        $ 292,225       218,217
                                                         ========     =========


  The AIM Constellation Fund is a diversified portfolio which seeks to provide capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies. The total return on the fund for the years ended December 31, 1996 and 1995 was 16.3% and 35.5% respectively. The AIM Utilities Fund seeks to achieve a high level of current income by investing primarily in the common and preferred stocks of public utility companies. The total return on the fund for the years ended December 31, 1996 and 1995 was 13.3% and 27.7% respectively. The AIM Value Fund seeks long-term capital growth with income as a secondary objective. The total return on the fund for the years ended December 31, 1996 and 1995 was 14.5% and 34.8% respectively.

  The Fidelity Advisor Income and Growth Fund seeks both income and growth of capital by investing in a diversified portfolio of equity and fixed income securities, with income, growth of income and capital appreciation potential. The total return on the fund for the years ended December 31, 1996 and 1995 was 8.4% and 14.1% respectively. The Fidelity Advisor Growth Opportunities Fund seeks to provide capital growth by investing primarily in common stocks and securities convertible into common stocks. The total return on the fund for the years ended December 31, 1996 and 1995 was 17.7% and 33.0% respectively. The Fidelity Advisor High Yield Fund seeks combination of a high level of income and the potential for capital gains by investing in a diversified portfolio consisting primarily of high-yielding fixed income and zero coupons such as bonds, debentures and notes, convertible securities and preferred stocks. The total return on the fund for the years ended December 31, 1996 and 1995 was 13.3% and 17.9% respectively.

5. Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate its participation in the Plan at any time. In the event of termination or partial termination of the Plan, all participants affected shall become fully vested in their accounts.


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